SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

MAGICJACK VOCALTEC LTD.
(Name of Issuer)

Ordinary Shares, with no par value
(Title of Class of Securities)

M6787E101
(CUSIP Number)

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 818,798
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 818,798
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 818,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* PN

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1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 818,798
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 818,798
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 818,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11 EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON* PN

3

1	NAME OF REPORTING PERSONS CDW Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,200
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 13,200
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON* PN

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1	NAME OF REPORTING PERSONS CDW Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,200
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 13,200
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%
14	TYPE OF REPORTING PERSON* PN

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1	NAME OF REPORTING PERSONS Hoak & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 831,998
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 831,998
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 831,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON* CO

6

1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 831,998
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 831,998
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 831,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON* IN

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1	NAME OF REPORTING PERSONS James M. Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 831,998
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 831,998
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 831,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON* IN

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The following constitutes the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares, with no par value (the “Ordinary Shares”), of magicJack VocalTec, Ltd., a company organized under the laws of the State of Israel (the “Issuer”). The principal executive office of the Issuer is located at 12 Haomanut Street, 2nd Floor, Poleg Industrial Zone, Netanya, Israel 425044.

Item 2.	Identity and Background.

(a)

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Hoak Public Equities, L.P., a Texas limited partnership (“HPE”), CDW Fund, L.P., a Texas limited partnership (“CDW”), Hoak Fund Management, L.P., a Texas limited partnership (HPE’s general partner), CDW Capital Management, L.P., a Texas limited partnership (CDW’s general partner), Hoak & Co., a Texas corporation (the general partner of Hoak Fund Management, L.P. and CDW Capital Management, L.P.), James M. Hoak (Hoak & Co.’s controlling shareholder and its Chairman), and J. Hale Hoak (President of Hoak & Co.) (together, the “Reporting Persons”).  Each of Hoak Fund Management, L.P., Hoak & Co, James M. Hoak and J. Hale Hoak, may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all shares of Ordinary Shares held by HPE and CDW.

(b)

The address of the principal business and the principal office of each of the Reporting Persons is 3963 Maple Avenue, Suite 450, Dallas, TX 75219.

(c)

Each of the Reporting Persons is principally engaged in the business of acquiring, holding, voting and disposing of various public and private securities investments.

(d)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Both James M. Hoak and J. Hale Hoak are citizens of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration.

The total amount of funds used for the purchase of Ordinary Shares by HPE and CDW was $5,745,042 and $87,067, respectively. All of the shares of Ordinary Shares beneficially owned by each of HPE and CDW were paid for using working capital of HPE and CDW, respectively. Hoak Fund Management, L.P. does not hold any Ordinary Shares but may be deemed to beneficially own the Ordinary Shares owned by HPE. CDW Capital Management, L.P. does not hold any Ordinary Shares but may be deemed to beneficially own the Ordinary Shares owned by CDW. The other Reporting Persons do not hold shares of Ordinary Shares directly but may be deemed to beneficially own the Ordinary Shares owned by both HPE and CDW.

Item 4.

Purpose of the Transaction.

The Reporting Persons purchased the Ordinary Shares based on the belief that such securities, at current market prices, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities, and the availability of Ordinary Shares at desirable prices, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Ordinary Shares in open market or private transactions on such terms and at such times as the Reporting Persons deem advisable.

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The Reporting Persons have engaged in discussions with the Issuer’s management and members of its Board of Directors regarding, among other things, the Issuer’s performance and strategy. The Reporting Persons may, from time to time, in the future evaluate various alternatives that they might consider in order to influence the performance of the Issuer and the activities of the Board of Directors of the Issuer. Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in further discussions with management and the Board of Directors, communicating with other stockholders, making proposals to the Issuer concerning the capitalization, operations and/or strategy of the Company, purchasing additional Ordinary Shares or securities of the Issuer or selling or hedging some or all of their Ordinary Shares or other securities or changing their intention with respect to any and all matters referred to in Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date of this Schedule 13D, based upon 16,050,687 shares of Ordinary Shares outstanding, (a) HPE directly owned an aggregate of 818,798 shares of Ordinary Shares, representing approximately 5.1% of the outstanding Common Shares and (b) CDW directly owned an aggregate of 13,200 shares of Ordinary Shares, representing less than 1.0% of the outstanding Common Shares. Hoak Fund Management, L.P. (as HPE’s general partner) may be deemed to beneficially own an aggregate of 818,798 shares of Ordinary Shares, representing approximately 5.1% of the outstanding Ordinary Shares, and CDW Capital Management, L.P. (as CDW’s general partner) may be deemed to beneficially own an aggregate of 13,200 shares of Ordinary Shares, representing approximately less than 1.0% of the outstanding Ordinary Shares.

Hoak & Co. (as the general partner of Hoak Fund Management, L.P. and CDW Capital Management, L.P.), James M. Hoak (Hoak & Co.’s controlling shareholder), and J. Hale Hoak (Hoak & Co.’s President) may be deemed to beneficially own an aggregate of 831,998 shares of Ordinary Shares, representing approximately 5.2% of the outstanding Ordinary Shares.

(b)

Each of HPE and Hoak Fund Management, L.P. may be deemed to have the sole power to vote or direct the vote and dispose of the shares of Ordinary Shares reported in this Schedule 13D owned directly by HPE. Each of CDW and CDW Capital Management, L.P. may be deemed to have the sole power to vote or direct the vote and dispose of the shares of Ordinary Shares reported in this Schedule 13D owned directly by CDW. The other Reporting Persons may be deemed to have the sole power to vote or direct the vote and dispose of the shares of Ordinary Shares reported in this Schedule 13D owned directly by HPE and CDW.

(c)

Schedule A hereto sets forth all transactions in the Ordinary Shares within the past 60 days by the Reporting Persons. All such transactions were effected on the open market. None of the Reporting Persons effected any other transaction in the Ordinary Shares during the past 60 days.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Schedule 13D.

(e)

Inapplicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

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Item 7.

Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated March 20, 2017 by and among Hoak Public Equities, L.P., Hoak Fund Management, L.P., CDW Fund, L.P., CDW Capital Management, L.P., Hoak & Co., James M. Hoak and J. Hale Hoak

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 20, 2017

Hoak Public Equities, L.P.		Hoak Fund Management, L.P.

By:	Hoak Fund Management, L.P., its general partner	By:	Hoak & Co., its general partner

By:	Hoak & Co., its general partner	By:	/s/ J. Hale Hoak
J. Hale Hoak
By:	/s/ J. Hale Hoak		President
J. Hale Hoak
President

CDW Fund, L.P.		CDW Capital Management, L.P.

By:	CDW Capital Management L.P., its general partner	By:	Hoak & Co., its general partner

By:	Hoak & Co., its general partner	By:	/s/ J. Hale Hoak
J. Hale Hoak
By:	/s/ J. Hale Hoak		President
J. Hale Hoak
President

Hoak & Co.		James M. Hoak

By:	/s/ J. Hale Hoak	By:	/s/ James M. Hoak
	J. Hale Hoak		James M. Hoak
President

J. Hale Hoak

By:	/s/ J. Hale Hoak
J. Hale Hoak

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Schedule A

Transactions – Last 60 days

Hoak Public Equities, L.P.

Date	Transaction	Shares	Price (including commission)
1/18/17	Purchase	10,289	$8.02
1/19/17	Purchase	60,234	$7.96
2/8/17	Purchase	10,000	$7.40
2/10/17	Purchase	10,000	$7.62
2/21/17	Purchase	7,000	$7.62
3/8/17	Purchase	40,138	$7.07
3/16/17	Purchase	2,100	$8.17

CDW Fund, L.P.

Date	Transaction	Shares	Price (including commission)
2/10/17	Purchase	993	$7.62
2/21/17	Purchase	622	$7.62
2/22/17	Purchase	1,585	$7.71

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